# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VInce Holding Corp., CIK 0001579157
CUSIP: 92719W207
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 500 Fifth Avenue, 20th Floor, New York, New York (NY), 10110
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0002053682
Persons authorized to receive notices and communications: Jason M. Rimland, Tannenbaum Helpern, 900 Third Avenue, New York, New York (NY), 10022, (212) 508-6700

## Reporting persons
- P180 Vince Acquisition Co. (CIK 0002053680): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,228,731; sole dispositive power 0; shared dispositive power 8,228,731; aggregate amount beneficially owned 8,228,731 (65.3% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, the Reporting Person purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") from affiliates of Sun Capital Partners, Inc. ("Sun Capital") in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back at the closing by the affiliates of Sun Capital and all or a portion of such shares will be transferred to the Reporting Person in the event the remaining outstanding obligations under the Credit Agreement by and among the Issuer, the guarantors named therein, and SK Financial Services, LLC ("SKFS"), as administrative and collateral agent, are purchased by the Reporting Person (or any of its affiliates or designees) from SKFS, or otherwise repaid in full, prior to September 22, 2025. The Reporting Person will forfeit its right to, and such affiliates of Sun Capital will be entitled to retain, a portion of such held back shares if such purchase or repayment occurs after January 24, 2025, and the Reporting Person will forfeit its right to all held back shares if such purchase or repayment does not occur on or prior to September 22, 2025. The affiliates of Sun Capital have agreed to various voting, transfer and other restrictions on the held back shares. 252,587 of the 1,262,923 shares of Common Stock that were held back have been forfeit to Sun Capital as of January 24, 2025.
  
  For Item 13: The percentage is based on 12,609,630 shares of Common Stock outstanding as of November 30, 2024, as reported on the Issuer's 10-Q, filed on December 12, 2024.
- P180, Inc. (CIK 0002053682): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,228,731; sole dispositive power 0; shared dispositive power 8,228,731; aggregate amount beneficially owned 8,228,731 (65.3% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, P180 Vince Acquisition Co. ("P180") purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") from affiliates of Sun Capital Partners, Inc. ("Sun Capital") in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back at the closing by the affiliates of Sun Capital and all or a portion of such shares will be transferred to P180 in the event the remaining outstanding obligations under the Credit Agreement by and among the Issuer, the guarantors named therein, and SK Financial Services, LLC ("SKFS"), as administrative and collateral agent, are purchased by P180 (or any of its affiliates or designees) from SKFS, or otherwise repaid in full, prior to September 22, 2025. P180 will forfeit its right to, and such affiliates of Sun Capital will be entitled to retain, a portion of such held back shares if such purchase or repayment occurs after January 24, 2025, and P180 will forfeit its right to all held back shares if such purchase or repayment does not occur on or prior to September 22, 2025. The affiliates of Sun Capital have agreed to various voting, transfer and other restrictions on the held back shares. 252,587 of the 1,262,923 shares of Common Stock that were held back have been forfeit to Sun Capital as of January 24, 2025.
  
  For Item 13: The percentage is based on 12,609,630 shares of Common Stock outstanding as of November 30, 2024, as reported on the Issuer's 10-Q, filed on December 12, 2024.
- Brendan Hoffman (CIK 0001210695): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,228,731; sole dispositive power 0; shared dispositive power 8,228,731; aggregate amount beneficially owned 8,228,731 (65.3% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, P180 Vince Acquisition Co. ("P180") purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") from affiliates of Sun Capital Partners, Inc. ("Sun Capital") in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back at the closing by the affiliates of Sun Capital and all or a portion of such shares will be transferred to P180 in the event the remaining outstanding obligations under the Credit Agreement by and among the Issuer, the guarantors named therein, and SK Financial Services, LLC ("SKFS"), as administrative and collateral agent, are purchased by P180 (or any of its affiliates or designees) from SKFS, or otherwise repaid in full, prior to September 22, 2025. P180 will forfeit its right to, and such affiliates of Sun Capital will be entitled to retain, a portion of such held back shares if such purchase or repayment occurs after January 24, 2025, and P180 will forfeit its right to all held back shares if such purchase or repayment does not occur on or prior to September 22, 2025. The affiliates of Sun Capital have agreed to various voting, transfer and other restrictions on the held back shares. 252,587 of the 1,262,923 shares of Common Stock that were held back have been forfeit to Sun Capital as of January 24, 2025.
  
  For Item 13: The percentage is based on 12,609,630 shares of Common Stock outstanding as of November 30, 2024, as reported on the Issuer's 10-Q, filed on December 12, 2024.
- Christine Hunsicker (CIK 0002053959): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,228,731; sole dispositive power 0; shared dispositive power 8,228,731; aggregate amount beneficially owned 8,228,731 (65.3% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, P180 Vince Acquisition Co. ("P180") purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") from affiliates of Sun Capital Partners, Inc. ("Sun Capital") in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back at the closing by the affiliates of Sun Capital and all or a portion of such shares will be transferred to P180 in the event the remaining outstanding obligations under the Credit Agreement by and among the Issuer, the guarantors named therein, and SK Financial Services, LLC ("SKFS"), as administrative and collateral agent, are purchased by P180 (or any of its affiliates or designees) from SKFS, or otherwise repaid in full, prior to September 22, 2025. P180 will forfeit its right to, and such affiliates of Sun Capital will be entitled to retain, a portion of such held back shares if such purchase or repayment occurs after January 24, 2025, and P180 will forfeit its right to all held back shares if such purchase or repayment does not occur on or prior to September 22, 2025. The affiliates of Sun Capital have agreed to various voting, transfer and other restrictions on the held back shares. 252,587 of the 1,262,923 shares of Common Stock that were held back have been forfeit to Sun Capital as of January 24, 2025.
  
  For Item 13: The percentage is based on 12,609,630 shares of Common Stock outstanding as of November 30, 2024, as reported on the Issuer's 10-Q, filed on December 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: VInce Holding Corp.
Address of issuer's principal executive offices: 500 Fifth Avenue, 20th Floor, New York, New York (NY), 10110
Comment: None

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (i) P180 Vince Acquisition Co., a Delaware corporation ("P180"), (ii) P180, Inc., a Delaware corporation ("Parent"), (iii) Brendan Hoffman, a United States citizen ("Hoffman"), and (iv) Christine Hunsicker, a United States citizen ("Hunsicker"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
The principal business address for the Reporting Persons is:

5 Penn Plaza
4th Floor
New York, NY 10001
Present principal occupation or employment: Parent owns 100% of the equity interests of P180. Hoffman owns a majority of the common equity interests of Parent and is a director of P180 and Parent. Hunsicker is a director and Chief Executive Officer of P180 and Parent.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information regarding the citizenship and states of formation of the Reporting Persons set forth in subsection (a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons funded the purchase of the 8,481,318 shares of Common Stock with available funds received in exchange for the issuance of equity and customary convertible notes of Parent to various investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 hereof is hereby incorporated by reference into this Item 4, as applicable. The Reporting Persons own a majority of the outstanding Common Stock following the P180 Acquisition and the purpose of the acquisition was to afford the Reporting Persons the rights of a control shareholder in the charter and bylaws of the Issuer and under applicable federal and state law. The Reporting Persons may remove or appoint directors in the future in accordance with the charter and bylaws of the Issuer and applicable federal and state law. If Hoffman, Hunsicker or other affiliated persons of the Reporting Persons are appointed to be a member of the board of directors of the Issuer (the "Board"), the Reporting Persons will take appropriate action to remove any issues related to conflict of interest or corporate opportunity that such appointment creates.

Hoffman is expected to be appointed as the Issuer's Chief Executive Officer effective on or around February 3, 2025, subject to mutual agreement on the terms of his employment. Prior to any such appointment, the Reporting Persons will take appropriate action to remove any conflict of interest that such appointment creates.

On January 22, 2025, the Board approved an amendment and restatement of the Issuer's bylaws (the "Second Amended and Restated Bylaws") to provide P180, following the P180 Acquisition, with the right to designate (i) a majority of the directors of the Board, (ii) the Chairman of the Board, and (iii) the chairman of each committee of the Board, in each case for so long as P180 continues to beneficially own at least thirty percent (30%) of the Issuer's outstanding Common Stock.

The foregoing description of the Issuer's Second Amended and Restated Bylaws is qualified in its entirety by reference to the full text of the Second Amended and Restated Bylaws, which is filed as Exhibit 4 hereto and incorporated herein by reference. A copy of the Second Amended and Restated Bylaws marked to show all changes resulting from the amendment and restatement is attached as Exhibit 5 to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For information on beneficial ownership, please see the information contained in the Cover Pages attached to this Schedule 13D.

(b) The information set forth in Item 2(c) hereof is hereby incorporated by reference into this Item 5(b), as applicable. Hoffman has the ultimate authority to cause Parent, to cause P180 to transfer all of the shares of Common Stock held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2(c) hereof is hereby incorporated by reference into this Item 5(b), as applicable. Hoffman has the ultimate authority to cause Parent, to cause P180 to transfer all of the shares of Common Stock held by the Reporting Persons.
Transactions in the class effected during the past sixty days:
On January 22, 2025, P180 purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") from affiliates of Sun Capital Partners, Inc. ("Sun Capital") in a privately negotiated stock purchase transaction (the "P180 Acquisition") for $19,761,470.94 in cash. 1,262,923 of these purchased shares were held back at the closing by the affiliates of Sun Capital and all or a portion of such shares will be transferred to P180 in the event the remaining outstanding obligations under the Credit Agreement (the "Sun Credit Agreement") by and among the Issuer, the guarantors named therein, and SK Financial Services, LLC ("SKFS"), as administrative and collateral agent, are purchased by P180 (or any of its affiliates or designees) from SKFS, or otherwise repaid in full, prior to September 22, 2025. P180 will forfeit its right to, and such affiliates of Sun Capital will be entitled to retain, a portion of such held back shares if such purchase or repayment occurs after January 24, 2025, and P180 will forfeit its right to all held back shares if such purchase or repayment does not occur on or prior to September 22, 2025. The affiliates of Sun Capital have agreed to various voting, transfer and other restrictions on the held back shares. 252,587 of the 1,262,923 shares of Common Stock that were held back have been forfeit to Sun Capital as of January 24, 2025.

The foregoing description of the P180 Acquisition is qualified in its entirety by reference to the full text of the Stock Loan and Purchase Agreement (the "Purchase Agreement"), dated as of January 22, 2025, by and between the P180 and affiliates of Sun Capital, which is filed as Exhibit 1 hereto and incorporated herein by reference.

On January 22, 2025, in connection with the P180 Acquisition, the Issuer paid $15 million to SKFS with the proceeds from additional borrowings under the Issuer's Credit Agreement with Bank of America, N.A. as repayment of $20 million in outstanding principal amount (including accrued and unpaid payment-in-kind interest that had been added to the outstanding principal amount thereof) of the loans outstanding under the Sun Credit Agreement (such pay-down transaction, the "Sun Debt Paydown").

Following the Sun Debt Paydown and in connection with the P180 Acquisition, P180 acquired and assumed from SKFS approximately $7 million of the remaining outstanding balance owed by the Issuer under the Sun Credit Agreement. Immediately thereafter, P180 agreed to forgive and cancel such $7 million (the "P180 Debt Forgiveness") such that thereafter there remained outstanding an aggregate of $7.5 million under the Sun Credit Agreement, which will continue to accrue interest in accordance with, and otherwise be subject to the terms and conditions set forth in, the Sun Credit Agreement. SKFS is an affiliate of Sun Capital, whose affiliates owned approximately 67% of the Issuer's outstanding Common Stock prior to the P180 Acquisition.

The foregoing description of the P180 Debt Forgiveness is qualified in its entirety by reference to the full text of the Debt Forgiveness and Expense Reimbursement Letter (the "P180 Letter"), dated as of January 22, 2025, by and between the Issuer and P180, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Pursuant to the P180 Letter, P180 and Parent, agreed to reimburse the Issuer for its fees and expenses associated with the transactions relating to the P180 Acquisition, including the consent fees from its lenders and the Issuer's legal fees and expenses related to the foregoing transactions.

In addition to the P180 Debt Forgiveness, P180 committed to extending an unsecured subordinated loan with paid-in-kind interest to the Issuer in an aggregate amount equal to at least $10 million if certain conditions are met, no earlier than March 1, 2025 and no later than April 30, 2025 (the "P180 Loan"). If the P180 Loan is not provided by P180 for any reason, 700,000 shares of Common Stock held by P180 will immediately and automatically be forfeited by P180 and cancelled by the Issuer.

The foregoing description of the P180 Loan is qualified in its entirety by reference to the full text of the Loan Commitment Letter (the "Commitment Letter"), dated as of January 22, 2025, by and between the Issuer and P180, which is filed as Exhibit 3 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 5(c) hereof is hereby incorporated by reference into this Item 6, as applicable.

See Item 5(c) for information on the holdback of the Common Stock by affiliates of Sun Capital, along with those provisions contained in the Purchase Agreement. See Item 5(c) for information on the potential cancellation of 700,000 shares of Common Stock held by P180, along with those provisions contained in the Commitment Letter.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. The Stock and Loan Purchase Agreement, dated January 22, 2025, by and between P180 Vince Acquisition Co. and the Sellers identified therein.

2. Debt Forgiveness and Expense Reimbursement Letter, dated as of January 22, 2025, by and between Vince Holding Corp., P180 Vince Acquisition Co., and P180, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)

3. Loan Commitment Letter, dated January 22, 2025, by and between P180 Vince Acquisition Co., Vince Holding Corp. and V Opco, LLC.

4. Second Amended and Restated Bylaws of Vince Holding Corp. (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)

5. Marked Second Amended and Restated Bylaws of Vince Holding Corp. (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)

## Signatures
- P180 Vince Acquisition Co.: /s/ Christine Hunsicker, /s/ Christine Hunsicker/Chief Executive Officer (01/29/2025)
- P180, Inc.: /s/ Christine Hunsicker, Christine Hunsicker/Chief Executive Officer (01/29/2025)
- Brendan Hoffman: /s/ Brendan Hoffman, Brendan Hoffman (01/29/2025)
- Christine Hunsicker: /s/ Christine Hunsicker, Christine Hunsicker/Chief Executive Officer (01/29/2025)